14048032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 68659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hannon Armstrong Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1906 Towne Centre Blvd, Suite 370
(No. and Street)

Annapolis	Maryland	21401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn J. Kasky (410) 571-6181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

3/20/14

OATH OR AFFIRMATION

I, Carolyn J. Kasky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hannon Armstrong Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carolyn Kasky personally appeared before me a Notary Public on 2/27/14

Carolyn J Kasky
Signature

CFO, FINOP
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joshua J. McCormick, Notary Public
Lower Makefield Twp., Bucks County
My Commission Expires Dec. 20, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Hannon Armstrong Securities LLC

We have audited the accompanying financial statements of Hannon Armstrong Securities LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the fifteen months then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hannon Armstrong Securities LLC at December 31, 2013, and the results of its operations and its cash flows for the fifteen months then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2014

Hannon Armstrong Securities LLC

Statement of Financial Condition

December 31, 2013

Assets		
Current assets:		
Cash and cash equivalents	$	53,783
Other current assets		2,867
Total current assets		56,650
Total assets	$	56,650
Liabilities and member's equity		
Current liabilities:		
Accounts payable and accrued expenses	$	19,560
Total current liabilities		19,560
Member's equity:		
Member's capital		2,483,233
Retained deficit		(2,446,143)
Total member's equity		37,090
Total liabilities and member's equity	$	56,650

See accompanying notes.

Hannon Armstrong Securities LLC

Statement of Operations

For the Fifteen Months Ended December 31, 2013

Revenue:	
Advisory services	$ 467,575
Total revenues	467,575
Expenses:	
General and administrative – related party	1,707,840
Consulting services	106,487
General and administrative	43,691
Regulatory expenses	18,795
Total expenses	1,876,813
Net loss	$ (1,409,238)

See accompanying notes.

Hannon Armstrong Securities LLC

Statement of Changes in Member's Equity

	Member's Capital	Retained Deficit	Total
Balance, September 30, 2012	$ 1,755,498	$ (1,036,904)	$ 718,594
Capital contributions	727,735	–	727,735
Net loss for the fifteen months ended December 31, 2013	–	(1,409,238)	(1,409,238)
Balance, December 31, 2013	$ 2,483,233	$ (2,446,142)	$ 37,091

See accompanying notes.

Hannon Armstrong Securities LLC

Statement of Cash Flows

For the Fifteen Months Ended December 31, 2013

Operating activities	
Net loss	$ (1,409,238)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	50,000
Other current assets	(906)
Accounts payable and other accrued expenses	(385,530)
Net cash (used in) operating activities	(1,745,674)
Investing activities	
Net cash provided by (used in) investing activities	–
Financing activities	
Contributed capital	727,735
Net cash provided by financing activities	727,735
Decrease in cash and cash equivalents	(1,017,939)
Cash and cash equivalents at beginning period	1,071,722
Cash and cash equivalents at end of year	$ 53,783

See accompanying notes.

Hannon Armstrong Securities LLC

Notes to Financial Statements

December 31, 2013

1. Background

Hannon Armstrong Securities LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulation Authority (FINRA) effective February 1, 2011. The Company, which was formed on July 22, 2008, is a Maryland limited liability company and is wholly-owned by HAT Holdings I, LLC, which is a wholly owned subsidiary of Hannon Armstrong Capital, LLC (collectively referred to as the Parent).

The Company's principal business involves providing advisory services to clients seeking financing for infrastructure projects.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company changed its year end from September 30 to December 31 to coincide with the change in the year end of the Parent company. As a result, the financial statements enclosed represents the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the fifteen months beginning October 1, 2012 and then ended December 31, 2013. The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The results of operations, statement of changes in member's equity and statement of cash flows presented are for the fifteen months ended December 31, 2013, and are not necessarily indicative of the results to be expected for a calendar year.

The Company is under common control of its parent. The existence of this control could result in the Company's operating results or financial position being significantly different than if the Company were autonomous.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue for financial advisory and placement services when such services have been provided in accordance with contractual requirements and collectibility is reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term cash investments with original maturity of three months or less at the date of purchase.

Accounts Receivable

Accounts receivable represent outstanding balances from customers. The Company provides for allowance for doubtful accounts based on estimates of uncollectible accounts. As of December 31, 2013, the Company does not have any outstanding accounts receivable.

Income Taxes

No provision has been made for federal and state income taxes since the income, if any, from Company's operations are included in the tax returns of the Parent. Franchise and other taxes paid to state authorities are recorded as general and administrative expense on the statements of operations when incurred.

ASC 740-10-25 describes a comprehensive model for the measurement, recognition, presentation and disclosure of uncertain tax positions in the financial statements. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the tax authorities have full knowledge of the position and all relevant facts, but without considering time values. The Company does not have any uncertain tax positions at December 31, 2013.

3. Fair Value Measurements

The levels of fair value inputs used to measure the Company's financial assets and liabilities are characterized in accordance with the fair value hierarchy established by FASB ASC Topic 820. Where inputs for a financial asset or liability fall in more than one level in the fair value hierarchy, the financial asset or liability is classified in its entirety based on the lowest level input that is significant to the fair value measurement of that financial asset or liability. The Company uses its judgment and considers factors specific to the financial assets and liabilities measured at fair value in determining the significance of an input to the fair value measurements. The three levels of the fair value hierarchy are described below:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

- Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

- Level 3: Unobservable inputs are used when little or no market data is available.

The Company's financial instruments include cash equivalents, accounts receivable, and accounts payable and accrued expenses, which are carried at amounts that approximate fair values.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. In addition, the Rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $34,223, which exceeded required net capital by $29,223, and the Company's indebtedness to net capital ratio was 0.57 to 1.

5. Related-Party Transactions

The Company has entered into an Expense Sharing and Administrative Services Agreement (the Agreement) with the Parent. Pursuant to this Agreement, the Parent provides management services and other support costs to the Company. These services and costs, primarily payroll and benefits, rent, and other shared services, are allocated and charged to the Company based on estimates of time spent by key personnel and other rational allocation methods and are recorded as "General and administrative – related party" expenses on the Statement of Operations. If the Parent is reimbursed for such costs, they are paid using the Company's standard process for disbursements, with any unremitted costs recorded as a liability. If the Parent is not reimbursed, the amounts are recorded as capital contributions to the Company by the Parent. During the fifteen months ended December 31, 2013, the Company recorded $980,105 of expenses that were reimbursed to the Parent and recorded $727,735 of expenses recorded as capital contributions to the Company by the Parent. There were no outstanding expense sharing and administrative service fees due to the Parent at December 31, 2013.

6. Subsequent Events

The Company evaluated subsequent events through February 25, 2014, the date the financial statements were issued.

Supplementary Information

Hannon Armstrong Securities LLC

Schedule I – Computation of Net Capital

December 31, 2013

Computation of net capital	
Total Member's Equity	$ 37,090
Less: Deductions and/or Other Charges	
Non-Allowable Assets	(2,867)
Net Capital	34,223
Minimum Net Capital Required	5,000
Excess Net Capital	$ 29,223
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 19,560
Ratio of Aggregate Indebtedness to Net Capital	0.57

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013, filed on February 20, 2014.

Hannon Armstrong Securities LLC

Schedule II – Statement Regarding Rule 15c3-3

December 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i).

Supplementary Report

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member of
Hannon Armstrong Securities LLC

In planning and performing our audit of the financial statements of Hannon Armstrong Securities, LLC (the Company), as of and for the fifteen months ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

EY

Building a better working world

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2014

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

Tel: +1 703 747 1000
Fax: +00 123 4567 8901
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Management of Hannon Armstrong Securities LLC:

We have performed the procedures enumerated below, which were agreed to by the management of Hannon Armstrong Securities LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority , in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from October 1, 2012 to December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 by taking the sum of the Form X-17A-5 FOCUS reports that are filed quarterly during the fiscal period with the amounts reported in Form SIPC-7 for the period from October 1, 2012 to December 30, 2013 noting the following differences:

Line Item	**Form X-17A-5**	**SIPC-7**	**Variance (Audit Adjustment)**
Total Revenue (FOCUS Line 12/ Part IIa Line 9)	467,575	467,575	0

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting there are no adjustments reported in Form SIPC-7 for the period from October 1, 2012 to December 31, 2013.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from October 1, 2012 to December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY

Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2014

Financial Statements and Supplementary Information

Hannon Armstrong Securities LLC
For the Fifteen Months Ended December 31, 2013
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

Hannon Armstrong Securities LLC

Financial Statements and Supplementary Information

For the Fifteen Months Ended December 31, 2013

Contents

EY | Assurance | Tax | Transactions | Advisory

About EY

EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

ey.com